03012836

NITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

VP 3-6-03

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.... 12.00

AM
**3-7-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Indian Harbor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 American Lane
(No. and Street)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-862-1400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 19 2003

OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

Managing Partner
Title

Notary Public

CATHERINE R. LOVELLO
Notary Public
My Commission Expires October 31,2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIAN HARBOR, LLC

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 21, 2003

INDIAN HARBOR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	58,215
Accounts receivable		537
Equipment, net of accumulated depreciation of $ 10,298		19,239
	$	77,991
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses (Note 4)	$	29,442
Deferred income		2,500
Members' equity (Note 3)		46,049
	$	77,991

See Notes to Financial Statements.

INDIAN HARBOR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2002

Revenue:		
Placement fees (Note 2)	$	65,000
Other income (Note 4)		28,806
Total revenue		93,806
Expenses:		
Professional fees		10,137
Regulatory fees		1,290
Depreciation expense		5,272
Dues and Subscriptions		455
Travel & Entertainment		21,600
Insurance expense		369
Office expenses		10,978
Telephone expense		7,399
Other expenses		4,613
Total expenses		62,113
Net income	$	31,693

See Notes to Financial Statements.

INDIAN HARBOR, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2002

Members' equity, beginning	$	25,245
Capital distributions		(10,889)
Net income		31,693
Members' equity, ending	$	46,049

See Notes to Financial Statements.

INDIAN HARBOR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net income	$	31,693
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,272
Increase in accounts receivable		(537)
Increase in accounts payable and accrued expenses		26,023
Increase in deferred income		2,500
Net cash provided by operating activities		64,951
Cash Flows from Investing Activities:		
Purchase of equipment		(15,644)
Net cash (used in) investing activities		(15,644)
Cash Flows from Financing Activities:		
Capital distributions		(10,889)
Net cash (used in) financing activities		(10,889)
Net increase in cash and cash equivalents		38,418
Cash and Cash Equivalents:		
Beginning		19,797
Ending	$	58,215

See Notes to Financial Statements.

INDIAN HARBOR, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") was approved on January 2, 2002 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings.

Significant Accounting Policies:

Basis of accounting: The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company does not hold funds or securities for, or owe money or securities to, customers.

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Equipment: The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three to five years.

Revenue recognition: The Company recognizes revenue from placement fess upon completion of the private placement offering.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Placement Fees

The Company's two major clients accounted for 100 percent of total placement fee revenues earned during 2002.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in it's first year). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirement of $25,748 and $5,000, respectively. The Company's ratio of aggregate indebtedness to capital at December 31, 2002 was 1.24 to 1.

Note 4. Related Party Transactions

Accounts payable at December 31, 2002 includes approximately $61 due to a member and $1,000 due to an affiliated company for expense reimbursements. In addition, accounts payable includes $25,000 received from a prospective member.

Other income includes monies received from an affiliated company of $26,400 for expense reimbursements related to office space and supplies.

INDIAN HARBOR, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
December 31, 2002

		Schedule I
Net Capital:		
Total members' equity from statement of financial condition	$	46,049
Less:		
Nonallowable assets:		
Accounts receivable		(537)
Equipment		(19,239)
Haircuts on cash equivalents		(525)
Net capital	$	25,748
Aggregate Indebtedness:		
Accounts payable, accrued expenses and deferred income	$	31,942
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $5,000 or 12 1/2% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	20,748
Ratio of aggregate indebtedness to net capital		1.24 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

		Net Capital		Aggregate Indebedtness
As reported in Company's Part II (unaudited) FOCUS report	$	31,629	$	26,061
Audit adjustments to record deferral of income		(2,500)		2,500
Audit adjustments to record accrual of expenses		(3,381)		3,381
As reported above	$	25,748	$	31,942

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Indian Harbor, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 21, 2003